UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934*

Cleveland BioLabs, Inc.
(Name of Issuer)

Common Stock, $0.005 par value per share
(Title of Class of Securities)

185860-10-3
(CUSIP Number)

David Davidovich
c/o Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

With a copy to:

Tiffany Pollard
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185860-10-3

1	NAMES OF REPORTING PERSONS
David Davidovich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,459,948

	8	SHARED VOTING POWER
NONE

	9	SOLE DISPOSITIVE POWER
6,459,948

	10	SHARED DISPOSITIVE POWER
NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,459,948

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.75%[1]

14	TYPE OF REPORTING PERSON
IN

1 This percentage is calculated based upon 4,002,264 shares Common Stock of the Issuer outstanding as of May 5, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on May 7, 2015.

ITEM 1.	SECURITY AND ISSUER
This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.005 per share (the "Common Stock"), of Cleveland BioLabs, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 73 High Street, Buffalo, New York, 14203.
ITEM 2.	IDENTITY AND BACKGROUND
(a)	This Statement is being filed by David Davidovich (the "Reporting Person").
(b)	The address of the Reporting Person is APT 3, 21 Manresa Road, London, United Kingdom, SW3 SLZ.
(c)	The Reporting Person is a self-employed venture capital investor.
(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	The Reporting Person is a citizen of Israel.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
On June 24, 2015, the Reporting Person entered into a Securities Purchase Agreement, by and among the Issuer and the Reporting Person (the "Purchase Agreement"). Pursuant to the Purchase Agreement, the Reporting Person paid an aggregate of $24,999,998.76 from his personal funds in consideration for 6,459,948 shares of Common Stock of the Issuer (the "Shares").
ITEM 4.	PURPOSE OF TRANSACTION
The securities covered by this Schedule 13D were acquired for investment purposes.
The Reporting Person intends to review continuously his position in the Issuer.  Depending on future evaluations of the business prospects of the Issuer and upon other developments, including the general economic and business conditions and stock market conditions, the Reporting Person may retain or from time to time increase his holdings or dispose of all or a portion of his holdings, subject to any applicable legal restrictions on his ability to do so.
Pursuant to the terms of the Purchase Agreement, the Reporting Person has the right to (i) designate seven new directors (each a "Designee") to the Issuer's Board of Directors (the "Board") and (ii) nominate for election to the Board a majority of directors until such time when the Purchaser no longer holds a majority of the issued and outstanding common stock of the Issuer.  In accordance with the foregoing, on July 9, 2015 the Board expanded the size of the Board from seven (7) members to thirteen (13) members, and elected the seven Designees of the Reporting Person to fill the vacancies created thereby.
Additionally, pursuant to the terms of the Purchase Agreement, the Issuer and the Board have agreed to use their best efforts to amend the Issuer's restated certificate of incorporation at the next annual meeting of its stockholders or at a special meeting of the stockholders (but in any event, within twelve (12) months of the closing of the transaction) to (i) provide that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, (ii) provide that any holder of 10% or more of the outstanding Common Stock shall be entitled to call a special meeting of the stockholders and (iii) expressly elect that Section 203 of the Delaware General Corporation Law shall not apply.
The Reporting Person has also agreed that during the period from July 9, 2015 until July 9, 2017, the Reporting Person shall not (other than to an Affiliate of the Reporting who agrees to be bound by the same restriction) sell or otherwise transfer any of the securities covered by this Schedule 13D.
The description of the Purchase Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is attached hereto as Exhibit 10.1.
Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to, or that would result in any, of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, as part of his ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Person may hold discussions with management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a)	The Reporting Person beneficially owns 60.75% of the shares of Common Stock of the Issuer, based on 4,002,264 shares of Common Stock of the Issuer as of May 5, 2015 as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on May 7, 2015.
(b)	The Reporting Person has the sole voting and dispositive power with respect to 6,459,948 shares Common Stock.
(c)	Except as described in Items 3 and 4 of this Schedule 13D, there have been no transactions effected with the respect to the shares of Common Stock held by the Reporting Person within the past 60 days of the date hereof by the Reporting Person.
(d)	The Reporting Person has the sole right to receive, or power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock beneficially owned by him.
(e)	Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
In addition to the Purchase Agreement described in Items 3 and 4 above, on July 9, 2015, the Reporting Person entered into a Registration Rights Agreement with the Issuer (the "Registration Rights Agreement").  Pursuant to the terms of the Registration Rights Agreement, the Issuer has agreed to file a registration statement under the Securities Act of 1933, as amended, covering the resale of the purchased shares within sixteen (16) months.  The Issuer will bear all expenses of such registration.  Additionally, on July 9, 2015, each of the Issuer's executive officers and directors entered into a Voting Agreement (the "Voting Agreement"), pursuant to which each director and officer agreed to vote all shares over which such director and officer has control (in their capacity as stockholders of the Issuer and not in their capacity as directors or officers) in favor of the amendments to the Issuer's restated certificate of incorporation described in Item 4 above (the "Amendment"). Pursuant to the terms of the Voting Agreement, the Voting Agreement terminates upon the earlier of: (i) the termination of the Purchase Agreement in accordance with its terms, (ii) the adoption of the Amendment, and (iii) at such time that the signatory ceases to be engaged as an officer or director of the Company. The descriptions of the Registration Rights Agreement and the Voting Agreements contained herein do not purport to be complete and are qualified in their entirety by reference to the Registration Rights Agreement and Voting Agreement, copies of which are attached hereto as Exhibits 10.2 and 10.3.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 10.1:
Securities Purchase Agreement, dated as of June 24, 2015, by and among the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, as filed with the Commission on June 24, 2015).

Exhibit 10.2:
Registration Rights Agreement, dated as of July 9, 2015, by and among the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, as filed with the Commission on June 24, 2015).

Exhibit 10.3:
Voting Agreement, dated as of July 9, 2015, by and among the Reporting Person and the directors and officers of the Issuer signatory thereto (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K, as filed with the Commission on June 24, 2015).

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  July 21, 2015

/s/ David Davidovich
David Davidovich